INTERNET INFINITY, INC.
413 Avenue G, #1
Redondo Beach, CA   90277

(310) 318-2244

July 7, 2009

William Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC   20549-3561

ATTENTION ANTHONY WATSON, STAFF ACCOUNTANT

Re:	Internet Infinity, Inc.
Amendment No. 1 to Form 10-K for FYE March 31, 2008
Amendment No. 1 to Form 10-KSB FYE March 31, 2007
Form 10-Q FQE June 30, 2008
Filed July 15, 2008, August 12, 2008 and August 19, 2008
File No. 0-27633

Dear Mr. Watson:

Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2008

Item 8.  Financial Statements

Statements of Cash Flows, page 12

1.	Comment:

We reviewed your response to comment three in our letter dated February 26, 2008.  We agree that cash proceeds received from issuance of notes payable to related parties should be classified in cash inflows from financing activities.  However, we believe that issuances of notes payable to related parties in payment of operating expenses and cash payments of such obligations should be classified in cash flows from operating activities.  Please refer to paragraphs 21 and 23, and related footnotes, of SFAS 95.  Please provide us with a more detailed discussion of why your classification of these transactions complies with the guidance in SFAS 95.  In addition, we note that you generally classify changes in amounts due to related company in cash flows from operating activities, but that changes in amounts due to related company are classified in cash flows from financing activities in your report on Form 10-QSB/A for the nine months ended December 31, 2007.  Please tell us why the classification of the change in amounts due to related parties in Form 10-QSB for the nine months ended December 31, 2007 complies with SFAS 95.  Also tell us whether you believe your classifications of the transaction should be revised in future filings.

U.S. Securities and Exchange Commission
July 7, 2009

Response

We referred to paragraphs 21 and 23 and related footnotes of SFAS 95.  We have correctly classified the changes in the amounts due to related parties in Amendment No. 1 to Form 10-K for fiscal year ended March 31, 2008.  The change in the amounts due to related parties in the Form 10-QSB for the nine months ended December 31, 2007 was incorrectly classified as financing activity.  Future filings will conform to the methodology as indicated herewith.  The amount was immaterial quantitatively and qualitatively, as it was just an error in the cash flow classification, and the correction of the item would not influence the judgment of any investor relying upon the reported financials.

Notes to Financial Statements, page 13

2.	Comment:

Please provide comparative disclosure of balance sheet and statements of operations data for each year presented throughout the accompanying notes.  For example, disclose notes payable to related parties and amounts of payables to officers outstanding at each balance sheet date presented and a description of related party transactions for each year for which income statements are presented in Note 5 and the components of net deferred tax assets at each balance sheet date in Note 7.

Response

We are happy to provide additional information to enhance disclosure.  See the additions we made in Notes 5 and 7.

Note 10 Issuance of Revised Related Party Note, page 24

3.	Comment:

We note your response to comment seven in our letter dated February 26, 2008.  Our comment related to your accounting treatment for the exchange and modification of the debt instrument as opposed to the computation of a beneficial conversion feature.  Please tell us whether you accounted for the exchange as a modification or as an extinguishment and why your accounting treatment complies with EITF 96-19 and EITF 06-6.  In doing so, tell us whether you considered the addition of the conversion option substantive and the basis for your conclusion in light of the guidance in EITF 05-01.  Also tell us the fair value of the embedded conversion feature and how you determined fair value.  In addition, tell us how the new note is disclosed in Note 5 as it does not appear that any of the notes disclosed in Note 5 are convertible notes due June 30, 2008.

U.S. Securities and Exchange Commission
July 7, 2009

Response

In essence the note was converted into a new one (an exchange) under the same terms and conditions as originally issued except for the conversion feature.  The stock of the Company is not trading and the intrinsic book value of the stock is nil.  Based on the information available the stock was worthless on October 15, 2007 and is worthless today.  Therefore, the note was in essence transferred for a new note materially under the same terms and conditions.

The company, therefore, is of the opinion that there is no beneficial conversion feature on the exchange of notes.

We appreciate the Commission referring us to the pronouncements referenced below.  The Company has read and evaluated them and feels that they do not apply to the aforementioned transaction.

EITF 96-19, “Debtors Accounting for a Modification or Exchange of Debt Instruments”

EITF 05-01, Accounting for the Conversion of an Instrument That Became Convertible upon the Issuer’s Exercise of a Call Option

EITF 05-07, Superseded by EITF 06-06 (N/A)

EITF 06-06, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”

SFAS 129, Disclosure of Information About Capital Structure paragraph 4 states that, “An entity shall explain, in summary form within its financial statements, the pertinent rights and privileges of the various securities outstanding.”

In accordance with these pronouncements, the Company will provide the needed disclosure relative to the rights and privileges of this convertible security going forward.

Item 9A(T).  Controls and Procedures, page 25

4.	Comment:

Please note that the conclusions of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures should either state, if true, that your disclosure controls are effective or that your disclosure controls and procedures are effective at the reasonable assurance level provided you also disclose that your disclosure controls are procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.  In addition, if you disclose that disclosure controls and procedures are effective to provide reasonable assurance that the information you are required to disclose in the reports you file or submit under the Exchange act is recorded, processed, summarized and reported within the time period required by the Commission’s rules and forms you should also disclose, if true, that your disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  Please revise your disclosure accordingly.  Please refer to Item 307 of Regulation S-K and Part II.F.4 of Final Rule on Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

U.S. Securities and Exchange Commission
July 7, 2009

Response

Evaluation of disclosure controls and procedures.   The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective and are designed to provide reasonable assurances that the information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms.  Further, the Company’s officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  There were no significant changes in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

5.	Comment:

Please revise your disclosure under internal control over financial reporting to clearly state that management assessed the effectiveness of internal control over financial reporting as of the end of the year and concluded that internal control over financial reporting is effective.  In addition, please identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  Refer to Item 308(T)(a) of Regulation S-K and Exchange Act Rule 13a-15(c).  You may find the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77) at http://sec.gov/rules/interp/2007/33-8810.pdf helpful in understanding the requirements of Item 308(T) of Regulation S-K.

U.S. Securities and Exchange Commission
July 7, 2009

Response

Internal control over financial reporting.

Management’s annual report on internal control over financial reporting.  The registrant’s management recognizes its responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant.  Currently, the registrant is operating as a caretaker entity, keeping the corporation alive and in good standing with the Commission.  All debit and credit transactions with the company’s bank accounts are reviewed by the officers as well as all communications with the company’s creditors.  The directors meet frequently – as often as weekly – to discuss and review the financial status of the company and all developments regarding its search for a reverse merger partner.  All filings of reports with the Commission are reviewed before filing by all directors.

Management assesses the company’s control over financial reporting at the end of its most recent fiscal year to be effective.  It detects no material weaknesses in the company’s internal control over financial reporting.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by Commission rules that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Signatures, page 37

6.	Comment:

Please revise to include the signature of your Chief Executive Officer in the second signature block.  Refer to general instruction D(2) of Form 10-K.

Response

The signature of the CEO now appears in the second signature block.

U.S. Securities and Exchange Commission
July 7, 2009

Amendment No. 1 to Form 10-KSB for Fiscal Year Ended March 31, 2007

Item 7.  Financial Statements, page 8

7.	Comment:

We reviewed your responses to comments one and two in our letter dated February 26, 2008.  Please explain to us why you did not restate your financial statements for the year ended March 31, 2006 to properly account for and report the gain related to the settlement of related party debt as a capital transaction.  Given that the amendment was filed after the date Form 10-K, as amended, for the year ended March 31, 2008 (which included disclosure related to the reclassification of the opening balances of additional paid-in capital and accumulated deficit as a result of the correction of the accounting error) was filed, it appears that you should restate your financial statements in accordance with paragraph 25 of SFAS 154 and provide the disclosures required by paragraph 26 of SFAS 154.  If you concluded that the effect of the error and its correction was not material to your financial statements please provide us with your analysis of materiality based on the guidance in SAB Topic 1:M.  Otherwise, revise to present your financial statements for the year ended March 31, 2006 as restated in accordance with paragraph 25 SFAS 154 and provide the disclosures required by paragraph 26 of SFAS 154.  In doing so, please label the statements of operations, stockholders’ deficit and cash flows as “restated” and provide a report from your independent registered public accounting firm that includes an explanatory paragraph in accordance with Auditing Standards Codification AU Section 420.12 and dated in accordance with Auditing Standards Codification AU Section 508.

Response

The Company is of the opinion that a restatement of financial statements of well over two years ago is not prudent for this type of error.  In accordance with SAB Topic 1:M, the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.26

In 2006 the Company made an accounting error in treating a related party retirement of debt as a gain instead of an equity contribution in the amount of $90,000.  For a small company such as Internet Infinity there is no doubt that in quantitative terms this amount would be material; however, it is the judgment of management that in qualitative terms it is highly unlikely that a change such as this would influence the judgment of a reasonable person relying upon the report.  The error relates far back to the year ended March 31, 2006 and restatement of the financials now will not influence the judgment of any investor relying upon the restated financial statements as the current position of the company will not be changed by the correction of the prior year’s financial statements.

U.S. Securities and Exchange Commission
July 7, 2009

Item 8A.  Controls and Procedures, page 25

8.	Comment:

We reviewed your response to comment four in our letter dated February 25, 2008 and the revisions to your disclosure.  As indicated in the above comment on controls and procedures, if you disclose that your controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objections, you should disclose, if true, that disclosure controls and procedures are effective at the reasonable assurance level.  Also, as indicated in the above comment regarding controls and procedures, if you disclose that disclosure controls and procedures are effective or are effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure you should also disclose, if true, that your disclosure controls and procedures are effective or that your disclosure controls and procedures are effective at the reasonable assurance level to ensure that the information you are required to disclose in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period required by the Commission’s rules and forms.  Please revise your disclosure in accordingly.

Response

Evaluation of disclosure controls and procedures.   The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective and are designed to provide reasonable assurances that the information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms.  Further, the Company’s officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  There were no significant changes in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

U.S. Securities and Exchange Commission
July 7, 2009

Form 10-Q for the Quarter Ended June 30, 2008

Item 4.  Controls and Procedures, page 14

9.	Comment:

Please address the above comments regarding disclosure controls and procedures in future filings on Form 10-Q.

Response

The registrant states that it will address the above comments regarding disclosure controls and procedures in future filings on Form 10-Q.

Exhibits 31 and 31.1

10.	Comment:

In future filings please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K.  In particular, references to the “small business issuer” and “small business issuer’s” should be replaced with “registrant” and “registrant’s,” as appropriate, throughout paragraphs 3, 4 and 5.  Also, the reference to “this quarterly report” in paragraph 4.a should be replaced with “this report.”

Response

The registrant will revise its certifications in future filings to read exactly as set forth in Item 601(b)(31) of Regulation S-K and as the staff suggests.

Very truly yours,

/s/ George Morris

George Morris

Copy:	Kabani & Co.
Thomas J. Kenan